Mail Stop 3561

February 19, 2010

Mr. Edward J. Peplinski, President
Veterans in Packaging, Inc.
48 Zephyr Lane
Springfield, MA 01128

    RE: **Veterans in Packaging, Inc.**
         Form S-1/A#1
         Filed January 29, 2010
         File No. 333-158584

Dear Mr. Peplinski:

   We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risks Related to Our Common Stock, page 9

1. We note the disclosure on page 18 under "Liquidity".   Please disclose in this section the possibility that, in order for the company to reduce its costs, it may elect to suspend its reporting obligations if the company has fewer than 300 shareholders after one year following the effectiveness of this registration statement and therefore, the company will no longer be a public company. Please also address the impact on any trading market for your securities. In this regard, we understand that registrants with securities quoted on the OTC Bulletin Board are required to be public reporting companies.

Financial Statements

2. Please note the updating requirements for the financial statements as set forth in Article 8-08 of Regulation S-X, and provide a currently dated consent from the independent accountants in any amendment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, accountant, at (202) 551-3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk at (202) 551-3395 or the undersigned at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax - Gary B. Wolff, Esq.
       (212) 644-6498